SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 04 September 2006

* Print the name and title of the signing officer under his signature.

Media Release
Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 1 September 2006

Esanda sells FleetPartners to Nikko

Esanda today announced it has agreed to sell its vehicle fleet leasing and management business, FleetPartners, to Nikko Principal Investments Australia, a leading international private equity group.

The agreed sale price for FleetPartners (subject to adjustments related to the sale) is A$379 million for net tangible assets of A$145 million.  The total assets of the businesses being sold amount to approximately A$1.4 billion.

Esanda Managing Director, Mr David Hisco said:  “The fleet management sector is currently undergoing considerable change and the sale of FleetPartners allows Esanda to develop a sharper focus on traditional finance company activities, and invest resources in our core auto-finance and equipment finance segments.

“Esanda is a great business and an important part of the ANZ Group.  We believe there is good growth potential based on a more integrated approach to servicing the ANZ customer base and using the Esanda brand to launch new products adjacent to existing ANZ products.

“For FleetPartners, Nikko’s commitment to adding value to its portfolio investments should provide ongoing benefit to its customers, staff and the business overall,” Mr Hisco said.

FleetPartners is a leading player in the vehicle fleet leasing and management market, and operates in the Australian and New Zealand markets.  The sale is subject to regulatory approval and is expected to be complete by the end of October 2006.

For media enquiries contact:

Paul Edwards

Head of Corporate Communications

Tel: 03-9273 6955 or 0409-655 550

email: paul.edwards@anz.com

About Nikko

Nikko Principal Investments is the private equity business of one of Japan’s leading Financial Services companies, Nikko Cordial Corporation.  Nikko recently established a presence in Australia to further expand through investments in financial services, health care and other sectors. Nikko’s existing network covers the United Kingdom, Europe, Japan, Australasia, and soon India.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522